Kalorama Capital, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	7,272
Organizational costs, net of accumulated amortization of $4,166		0
Total Assets	$	7,272

Liabilities and Member's Equity

Current liabilities		
Accounts Payable	$	400
Members Equity		6,872
Total Liabilities and Members' Equity	$	7,272

See Notes to Financial Statements.